Exhibit 99.1

ALGOMA STEEL INC.
2004 SECOND QUARTER REPORT TO SHAREHOLDERS (UNAUDITED)
for the period ended June 30, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with Management's Discussion and Analysis section of the Company’s 2003 Annual Report and the interim financial statements and notes contained in this report. This discussion of the Company’s business may include forward-looking information with respect to the Company, including its business and operations and strategies, as well as financial performance and conditions. The use of forward-looking words such as, “may,” “will,” “expect” or similar variations generally identify such statements. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties including the factors discussed in the Management’s Discussion and Analysis section of the Company’s 2003 Annual Report.

Financial and Operating Results

Selected Financial Data for the Eight Quarters Ended June 30, 2004

			Basic Income	Diluted Income		Basic	Diluted
		Income	(Loss) From	(Loss) From		Net Income	Net Income
(Canadian $ millions		(Loss) From	Operations	Operations	Net Income	(Loss)	(Loss)
except per share data)	Sales	Operations	Per Share	Per Share	(Loss)	Per Share	Per Share

	$	$	$	$	$	$	$
2004
2nd Quarter	440	131	3.43	3.23	78	2.05	1.93
1st Quarter	338	46	1.50	1.34	22	0.72	0.64

2003
4th Quarter	267	17	0.71	0.56	10	0.42	0.33
3rd Quarter	253	(7)	(0.29)	(0.29)	(12)	(0.52)	(0.52)
2nd Quarter	304	(5)	(0.20)	(0.20)	4	0.15	0.12
1st Quarter	314	8	0.31	0.24	7	0.28	0.22

2002
4th Quarter	286	5	0.22	0.17	(4)	(0.18)	(0.18)
3rd Quarter	326	47	1.97	1.56	11	0.45	0.37

The Company’s profitability is highly correlated with the level of steel prices which is the major factor causing variation in quarterly operating results. Industry pricing is largely dependent on global supply, the level of steel imports into North America and economic conditions in North America. Since U.S. markets establish pricing levels, the exchange rate of the Canadian dollar to the U.S. dollar significantly impacts pricing realizations for Canadian producers.

Industry pricing levels increased throughout most of 2002 because of strong demand and a decline in production capacity in the U.S. Sales revenue in the fourth quarter of 2002 was negatively impacted by a maintenance shutdown that was necessary to complete maintenance on the blast furnace. Steel prices declined in the first three quarters of 2003 due to higher steel production in the U.S., low-priced imports and lower steel demand in North America. The significant strengthening of the Canadian dollar in 2003 contributed to lower pricing realizations for Canadian producers. Pricing levels increased in the fourth quarter of 2003 and the first and second quarters of 2004 due to stronger global markets, particularly China, and improved steel demand in North America. Pricing for the first and second quarters of 2004 included a cost surcharge on the majority of shipments due to higher costs of raw materials and other cost inputs.

Algoma Steel Inc.
2004 Second Quarter Report	Page 2

Net Income

The Company posted solid results for the second quarter mainly due to higher selling prices. Net income for the three months ended June 30, 2004 was $78.0 million, an improvement of $74.2 million versus the three months ended June 30, 2003 and $55.9 million versus the first quarter of 2004.

For the six months ended June 30, 2004, net income was $100.1 million or $2.68 per fully diluted share, a significant improvement from last year’s results of $10.6 million or $0.34 per diluted share.

Sales

Revenue for the second quarter of 2004 was $439.8 million, an increase of $135.9 million versus the three months ended June 30, 2003 and $102.0 million versus the first quarter of 2004. The increase over both quarters was the result of a significant improvement in steel selling prices. The average steel price per ton for the second quarter was $729 versus $472 for the comparable three-month period in 2003 and $556 for the first quarter of 2004.

Steel shipments totaled 543,000 tons, down 47,000 tons from the second quarter of 2003 and 30,000 tons from the first quarter of 2004. Shipments for both the first quarter of 2004 and the second quarter of 2003 benefited from a reduction in steel inventories.

For the six months ended June 30, 2004, sales totaled $777.6 million, an increase of $159.9 million versus the same period last year. Average steel price per ton was $640, an improvement of $145 or 29% versus the comparable six-month period in 2003.

Steel shipments for the first two quarters of 2004 totaled 1,116,000 tons, down 39,000 tons from the six-month period ended June 30, 2003. The variance is mainly attributable to a reduction in steel inventories in the first six months of 2003 from the 2002 year-end levels.

EBITDA

EBITDA for the second quarter was $144.2 million, compared to $9.7 million for the same quarter of 2003 and $59.9 million for the first quarter of 2004. For the six months ended June 30, 2004, EBITDA was $204.1 million, an improvement of $172.6 million versus the same period last year. The significant improvement over the comparable periods was mainly attributable to higher steel prices.

Cost of sales for the three months ended June 30, 2004 was $283.8 million versus $281.2 million for the same period in 2003 and $263.9 million for the first quarter of 2004. The increase over both periods is mainly attributable to higher production costs and higher non-steel sales. The higher production costs reflect higher operating costs and an increase to the accrual for profit sharing.

Excluding the reserve for profit sharing, cost of sales per ton shipped for steel products was $449 for the three months ended June 30, 2004 versus $433 for the second quarter of 2003 and $423 for the first quarter of 2004. The $16 per ton increase over 2003 was mainly attributable to higher costs for natural gas, electricity and certain raw materials. The $26 per ton increase over the first quarter was mainly attributable to higher costs for certain raw materials and a normal seasonal increase in maintenance activity, and product mix.

A $12.1 million ($22 per ton) reserve for profit sharing was accrued in the second quarter, versus a $2.3 million reserve ($4 per ton) in the first quarter of 2004. For the six months ended June 30, 2004, the $14.4 million reserve for profit sharing represents $13 per ton of steel shipments. There was no profit sharing in 2003. Refer to note 6 of the Notes to Interim Consolidated Financial Statements for details of the profit sharing plan.

For the six months ended June 30, 2004, cost of sales was $547.7 million versus $561.4 million for the same period last year. The decrease was attributable to lower shipments. Cost of sales per ton shipped for steel products for the six months was $436, a decrease of $10 versus the same period last year. Higher costs for natural gas and certain raw materials were offset by improvements in operating performance.

Algoma Steel Inc.
2004 Second Quarter Report	Page 3

Raw steel production for the second quarter was 613,000 tons, versus 608,000 tons for the same period in 2003 and 622,000 tons for the first quarter of 2004. For the six months ended June 30, 2004, raw steel production was 1,235,000 tons, down 18,000 tons from the same period last year.

Administrative and selling expenses decreased $2.2 million from the first quarter and $1.2 million from the same period last year, mainly due to a capital tax refund associated with a prior year and a reduction in the reserve for bad debts. For the six months ended June 30, 2004, administration and selling expenses totaled $25.8 million, an increase of $1.0 million from the same period last year.

Depreciation and Amortization

Depreciation and amortization was $13.7 million for the quarter, versus $14.6 million for the same period in 2003 and $14.0 million for the first quarter of 2004. For the six months ended June 30, 2004, depreciation and amortization was $27.7 million, versus $29.1 million for the same period last year.

Financial Expense (Income)

The Canadian dollar weakened versus the U.S. dollar over the second quarter resulting in a foreign exchange loss of $3.5 million, mainly attributable to the long-term debt denominated in U.S. funds. This compares to a gain of $18.9 million in the second quarter of 2003 and a loss of $0.6 million in the first quarter of 2004. For the six months ended June 30, 2004, the Company has recognized a foreign exchange loss of $4.1 million, versus a gain for the same period last year of $32.5 million. Whereas the Canadian dollar has weakened against the U.S. dollar over the first six months of 2004, the dollar strengthened significantly during the comparable period last year.

Interest expense, net of interest income, was $4.2 million in the second quarter, versus $6.7 million for the same period last year and $5.3 million for the first quarter in 2004. For the six months ended June 30, 2004, net interest expense was $9.6 million, versus $14.5 million for the same period in 2003. The improvement in interest expense is mainly due to lower borrowings and interest income earned on cash balances originating from improved earnings levels and the February 2004 equity issue.

Provision for Income Taxes

The second quarter provision for income taxes was $45.7 million, versus $3.5 million in the second quarter of 2003 and $18.8 million in the first quarter of 2004. The cash portion of the second quarter provision was only $0.6 million, versus $0.6 million in the second quarter of 2003 and $0.5 million in the first quarter of 2004. The non-cash portion of $45.0 million results from the realization of tax assets that existed at the restructuring date but could not be recorded and is, therefore, credited directly to contributed surplus. The effective tax rate exceeds the statutory rate of 34% due mainly to certain expenses deducted from accounting income which are not currently deductible for tax purposes and an inability to satisfy certain GAAP requirements to recognize their future tax benefit.

For the six months ended June 30, 2004, the provision for income taxes was $64.4 million, versus $9.8 million for the same period last year. The cash portion of the six-month provision was only $1.1 million, versus $1.2 million for the same period in 2003.

Financial Resources and Liquidity

Cash provided by operating activities was $121.3 million for the three months ended June 30, 2004 compared with $70.2 million for the three months ended June 30, 2003. Operating working capital increased by $20.2 million in the quarter primarily due to an increase in accounts receivable because of higher selling prices and a seasonal increase in inventories, offset by an increase in accounts payable and accrued liabilities. The increase in accounts payable and accrued liabilities was mainly due to the restructuring obligation to employees ($10 million) due June 30, 2005 changing from a long-term liability to a current liability and the increased profit sharing accrual. For the six months ended June 30, 2004, cash provided by operating activities was $130.8 million compared with $101.9 million for the six months ended June 30, 2003. Operating working capital increased by $68.7 million primarily due to an increase in accounts receivable of $97.9 million because of higher selling prices and a decrease in accrued interest on long-term debt because of an interest payment at the end of the current quarter, offset by an increase in accounts payable and accrued liabilities due to the restructuring obligation to employees and the profit sharing accrual noted above.

Algoma Steel Inc.
2004 Second Quarter Report	Page 4

The current liability for pensions and other post-employment benefits has been increased to $42.0 million from $29.3 million at March 31, 2004 to reflect higher pension funding estimated for 2005. The related long-term liability has been reduced to reflect this change.

Capital expenditures for the three and six month periods ended June 30, 2004 were $8.3 million and $17.4 million, respectively. Expenditures in the corresponding periods of 2003 were $7.4 million and $13.6 million. Proceeds on the sale of capital assets in the quarter were $0.4 million and $14.6 million for the six months ended June 30, 2004. These proceeds relate to the sale of tube mill assets and surplus land.

Financing activities for the three months ended June 30, 2004 included a decrease in other long-term liabilities of $10.0 million (restructuring obligation to employees). For the six months ended June 30, 2004, financing activities also included proceeds of a common share issue of $81.5 million and a decrease in bank indebtedness of $20.4 million. For the three months ended March 31, 2003, financing activities included a $10 million repayment of the term loan and a decrease in bank indebtedness of $52.7 million. For the six months ended June 30, 2003, financing activities consisted of payments on the term loan of $20 million and a decrease in bank indebtedness of $68.2 million.

Unused availability under the revolving credit facility at June 30, 2004 was $172 million compared to $169 million at March 31, 2004. The Corporation is required to maintain a minimum availability of $25 million.

TRADE

In mid-May, the Canadian International Trade Tribunal (CITT) rescinded an anti-dumping finding covering carbon plate product from Italy, South Korea, Spain and Ukraine. At the end of June, they also rescinded a finding covering hot-rolled sheet from Romania, Slovak Republic, France and Russia. The Company is disappointed with these decisions by the CITT. Although much of the industry is doing well due to improved market conditions, unfairly traded imports from the named countries have the potential to cause serious injury to the industry when the market changes.

An anti-dumping finding covering cold-rolled sheet is currently under review. A hearing before the CITT was conducted in mid-July with a decision due by the end of August.

As anti-dumping findings are rescinded and the Canadian prices become more attractive, import offerings to customers from offshore producers are increasing significantly. The Company is carefully monitoring these offers to ensure that unfairly traded imports do not cause serious damage to domestic markets.

OUTLOOK

Steel markets continue to be strong and we expect to realize further increases in revenue on a per ton basis in the third quarter. The Company estimates that the amount of its contract business will increase to approximately 47% from 38% in the first half of 2004. A further increase in costs is anticipated in the third quarter, but escalation in selling prices is expected to exceed cost increases.

Higher steel margins, combined with additional coke sales, are expected to result in a further increase to the cash balance. Imports into North America have increased in 2004 and have the potential to place downward pressure on steel prices.

Denis Turcotte	Benjamin Duster
President and Chief Executive Officer	Chairman of the Board

Sault Ste. Marie, Ontario
August 3, 2004

Algoma Steel Inc.
2004 Second Quarter Report	Page 5

Algoma Steel Inc.
Consolidated Statements of Income and Retained Earnings (Unaudited)
(millions of Canadian dollars - except per share amounts)

	Three months	Six months	Three months	Six months
	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30
	2004	2004	2003	2003

Sales	$439.8	$777.6	$303.9	$617.7

Operating expenses
Cost of sales	283.8	547.7	281.2	561.4
Administrative and selling	11.8	25.8	13.0	24.8
Depreciation and amortization	13.7	27.7	14.6	29.1

	309.3	601.2	308.8	615.3

Income (loss) from operations	130.5	176.4	(4.9)	2.4
Financial expense (income)
Interest on long-term debt (note 3)	4.7	9.3	4.9	10.2
Foreign exchange loss (gain)	3.5	4.1	(18.9)	(32.5)
Other interest	(0.5)	0.3	1.8	4.3

	7.7	13.7	(12.2)	(18.0)

	122.8	162.7	7.3	20.4
Other income	0.9	1.8	-	-

Income before income taxes	123.7	164.5	7.3	20.4
Provision for income taxes (note 7)	45.7	64.4	3.5	9.8

Net income	$78.0	$100.1	$3.8	$10.6

Net income per common share (note 5)
Basic	$2.05	$2.92	$0.15	$0.43

Diluted	$1.93	$2.68	$0.12	$0.34

Weighted average number of common shares outstanding - millions (note 5)
Basic	38.01	34.26	23.96	23.93

Diluted	40.44	37.35	30.12	30.11

Retained earnings
Balance, beginning of period	$45.7	$23.7	$22.5	$15.9
Net income	78.0	100.1	3.8	10.6
Accretion of equity component of convertible debt	-	(0.1)	(0.1)	(0.3)

Balance, end of period	$123.7	$123.7	$26.2	$26.2

SUPPLEMENTAL NON-FINANCIAL INFORMATION
Operations (thousands of net tons)
Raw steel production	613	1,235	608	1,253
Steel shipments	543	1,116	590	1,155

See accompanying notes.

Algoma Steel Inc.
2004 Second Quarter Report	Page 6

Algoma Steel Inc.
Consolidated Balance Sheets (Unaudited)
(millions of Canadian dollars)

	June 30	December 31
	2004	2003

Current assets
Cash and cash equivalents	$178.8	$-
Marketable securities	-	0.2
Accounts receivable	232.1	134.2
Inventories	213.5	210.8
Prepaid expenses	10.6	9.8
Capital assets held for sale (note 8)	-	12.0

	635.0	367.0

Capital assets, net	642.0	653.2
Capital assets held for sale (note 8)	-	1.7
Deferred charges	3.6	4.2

Total assets	$1,280.6	$1,026.1

Current liabilities
Bank indebtedness (note 2)	$-	$20.4
Accounts payable and accrued liabilities	130.7	91.1
Accrued interest on long-term debt (note 3)	-	8.9
Income and other taxes payable	9.5	8.0
Accrued pension liability and post-employment benefit obligation	42.0	29.5

	182.2	157.9

Long-term debt (note 3)	167.4	164.4
Accrued pension liability and post-employment benefit obligation	305.4	314.8
Other long-term liabilities	8.5	18.9
Future income tax liability	0.2	-

	481.5	498.1

Shareholders' equity
Capital stock (notes 4 & 6)	310.7	214.8
Convertible long-term debt (note 3)	7.1	19.5
Contributed surplus (note 7)	175.4	112.1
Retained earnings	123.7	23.7

	616.9	370.1

Total liabilities and shareholders' equity	$1,280.6	$1,026.1

See accompanying notes.

Algoma Steel Inc.
2004 Second Quarter Report	Page 7

Algoma Steel Inc.
Consolidated Statements of Cash Flows (Unaudited)
(millions of Canadian dollars)

	Three months	Six months	Three months	Six months
	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30
	2004	2004	2003	2003

Cash provided by (used in)
Operating activities
Net income	$78.0	$100.1	$3.8	$10.6
Adjust for items not affecting cash:
Depreciation and amortization	13.7	27.7	14.6	29.1
Pension expense	7.3	14.9	6.6	13.3
Post employment expense	4.4	8.9	4.4	9.1
Pension funding	(6.7)	(14.5)	(7.5)	(15.1)
Post employment funding	(3.4)	(6.4)	(2.9)	(5.5)
Future income tax expense	45.0	63.3	2.9	8.6
Exchange loss (gain) on long-term debt and accrued interest	2.8	4.7	(16.8)	(32.2)
Stock-based compensation	0.3	0.4	0.3	0.3
Other	0.1	0.4	(0.8)	11.5

	141.5	199.5	4.6	29.7
Changes in operating working capital	(20.2)	(68.7)	65.6	72.2

	121.3	130.8	70.2	101.9

Investing activities
Capital asset expenditures	(8.3)	(17.4)	(7.4)	(13.6)
Proceeds on sale of capital assets	0.4	14.6	-	-

	(7.9)	(2.8)	(7.4)	(13.6)

Financing activities
Repayment of term loan	-	-	(10.0)	(20.0)
Net proceeds from common shares issued (note 4)	-	81.5	-	-
Increase (decrease) in other long-term liabilities	(10.0)	(10.0)	2.1	2.1
Financing expense	(0.3)	(0.3)	(2.2)	(2.2)
Decrease in bank indebtedness	-	(20.4)	(52.7)	(68.2)

	(10.3)	50.8	(62.8)	(88.3)

Cash and cash equivalents
Change during the period	103.1	178.8	-	-
Balance, beginning of period	75.7	-	-	-

Balance, end of period	$178.8	$178.8	$-	$-

See accompanying notes.

Algoma Steel Inc.
2004 Second Quarter Report	Page 8

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

1.	Basis of presentation and accounting policies

Management is required to make estimates and assumptions that affect the amounts reported in the interim financial statements. Management believes that the estimates are reasonable, however, actual results could differ from these estimates. The interim financial statements do not conform in all respects to the disclosure requirements of Canadian GAAP for annual financial statements and should therefore be read in conjunction with the Corporation's 2003 Annual Report.

Certain items in the comparative consolidated financial statements have been reclassified to conform to the presentation adopted in the current period.

2.	Banking facilities

On September 3, 2003, the Corporation entered into a new Loan and Security Agreement ("Agreement"). This agreement was subsequently amended on June 3, 2004. The Agreement provides the Corporation with a revolving credit facility (“Revolving Facility”) with financing equal to the lesser of $200 million and a borrowing base determined by the levels of the Corporation’s accounts receivable and inventories less certain reserves. At June 30, 2004 there was $172 million of unused availability under the Revolving Facility after taking into account $28 million of outstanding letters of credit. The Corporation is required to maintain a minimum availability of $25 million. The Revolving Facility matures on September 3, 2007 and is collateralized by a first charge on accounts receivable and inventories. Borrowings can be made in either Canadian or United States (U.S.) funds at rates fluctuating between 0.75% and 1.5% above either the Canadian prime bank rate or the U.S. base rate or, at the Corporation's option, at rates fluctuating between 1.75% and 2.5% over bankers’ acceptance rate or London interbank offering rate.

3.	Long-term debt

	June 30	December 31
	2004	2003

Secured 11% Notes maturing December 31, 2009 principal value U.S. $125 million (December 31, 2003 – U.S. $125 million)	$166.7	$162.1
Secured 1% convertible Notes maturing December 31, 2030 principal value U.S. $13.5 million (December 31, 2003 – U.S. $37.9 million)	0.7	2.3

	167.4	164.4
Less: current portion	-	-

	$167.4	$164.4

During the six months ended June 30, 2004, U.S. $24.4 million principal value of 1% Notes were converted at the holders' option into 3.9 million common shares resulting in $12.6 million of the equity component and $1.5 million of the debt component being transferred to share capital.

Algoma Steel Inc.
2004 Second Quarter Report	Page 9

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

4.	Share Capital

Authorized - Unlimited common shares

The following table summarizes the share capital transactions since December 31, 2003 in millions of shares and dollars:

			Common Shares

	Stock Options		To Be Issued		Issued and Outstanding

		Ascribed		Stated		Stated
	# Options	Value	# Shares	Capital	# Shares	Capital

Balance at December 31, 2003	0.3	$0.3	-	$0.1	24.0	$214.8
Conversion of long-term debt (note 3)					3.9	14.1
Common shares issued					10.0	81.5
Stock options granted (note 6)	0.2	1.1
Directors' Share Award Plan (note 6):
Shares granted			0.1	0.3
Shares issued			(0.1)	(0.3)	0.1	0.3

Balance at June 30, 2004	0.5	$1.4	-	$0.1	38.0	$310.7

During the first quarter of 2004, the Corporation completed an equity issue of 10,000,000 common shares for net proceeds of $81.5 million.

5.	Earnings per share

Basic net income per common share is calculated by adjusting reported net income by the net charge to retained earnings related to the accretion of the equity component of the 1% convertible Notes. Diluted net income per common share assumes the dilutive effect of the conversion of the 1% convertible Notes at the conversion price and the exercising of stock options and restricted share units (note 6).

	Three months	Six months	Three months	Six months
	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30
	2004	2004	2003	2003

Basic
Net income	$78.0	$100.1	$3.8	$10.6
Convertible long-term debt - net charge to retained earnings	-	0.1	(0.1)	(0.3)

Net income attributable to common shareholders	$78.0	$100.2	$3.7	$10.3

Diluted
Net income	$78.0	$100.1	$3.8	$10.6
Convertible long-term debt - net inclusion in (charge to) income	-	0.1	(0.1)	(0.3)

Net income attributable to common shareholders	$78.0	$100.2	$3.7	$10.3

Algoma Steel Inc.
2004 Second Quarter Report	Page 10

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

5.	Earnings per share (continued)

	Three months	Six months	Three months	Six months
	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30
	2004	2004	2003	2003

Basic weighted average number of common shares outstanding	38.01	34.26	23.96	23.93
Common shares issued on the assumed conversion of convertible long-term debt and exercising of stock options	2.19	2.86	6.16	6.18
Common shares issued on the assumed exercising of employee stock options	0.24	0.23	-	-

Diluted weighted average number of common shares outstanding	40.44	37.35	30.12	30.11

6.	Stock-based compensation plans and profit sharing plan

The Corporation uses the fair value method to account for awards granted under its stock-based compensation plans. The compensation expense recognized for the three and six month periods ended June 30, 2004 was $0.3 million and $0.4 million respectively, and for the three and six month periods ended June 30, 2003 was $0.3 million and $0.3 million respectively.

Share Award Plan

The plan permits the Corporation, at its option, to award common shares to eligible directors as a component of their compensation. The Corporation accrues for this compensation based on the fair market value of the shares granted. Any shares awarded are issued quarterly. During the six months ended June 30, 2004, 30,105 (six months ended June 30, 2003 – 48,557) shares were awarded with an average fair market value of $7.93 (six months ended June 30, 2003 - $2.18) per share, including 6,064 (2003 – 33,229) shares awarded with an average fair market value of $9.28 (2003 - $1.65) per share in the second quarter. The maximum number of shares that may be issued pursuant to the terms of the plan shall not exceed 500,000 common shares.

Share Option Plan

In May 2003, the Corporation's shareholders approved the creation of a Share Option Plan that permits the Corporation to award common share options to senior management and directors. The Corporation has reserved 2 million common shares for issuance under the plan. The exercise price of a share option may not be less than the market value of the common shares on the date of the grant. The options have a term not exceeding ten years and may not be exercised until the third anniversary of the date granted. Additional plan details are outlined in the Corporation's Management Information Circular dated March 29, 2004. There were no (2003 – 259,477) options granted in the second quarter and 153,785 (2003 – 259,477) options granted in the six months ended June 30, 2004 with a weighted average exercise price of n/a (2003 - $1.78) and $8.00 (2003 - $1.78) per share respectively. The options vest on the first, second and third anniversary dates. The estimated weighted average fair value of the options of $4.35 (2003 - $1.08) per share was determined using the Black-Scholes model with the following assumptions:

	2004	2003

Expected time until exercise	5 years	5 years
Risk-free interest rate	4%	4%
Expected volatility in stock price	60%	70%
Expected dividend yield	0%	0%

Algoma Steel Inc.
2004 Second Quarter Report	Page 11

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

6.	Stock-based compensation plans and profit sharing plan (continued)

Restricted Share Unit Plan

In May 2003, the Corporation's shareholders approved the creation of a Restricted Share Unit Plan that permits the Corporation, at its option, to award restricted share units to senior management and directors. For principal officers and directors, a restricted share unit vests on the grant date and entitles the participant to one common share to be issued from treasury on the third anniversary. For other management included in the Plan, restricted share units vest on the first, second and third anniversary dates. The Corporation has reserved 1 million common shares for issuance under the plan. Additional plan details are outlined in the Corporation's Management Information Circular dated March 29, 2004. During the second quarter of 2004, the Corporation granted no (2003 - 26,000) restricted share units with a grant-date fair value of n/a (2003 - $1.67) per unit. During the six months ended June 30, 2004, the Corporation granted 43,480 (2003 – 26,000) restricted share units with a grant-date fair value of $8.00 (2003 - $1.67) per unit.

Profit Sharing Plan
The Corporation has a profit sharing plan for all employees. The amount of profit sharing is based on a percentage of annual income from operations as follows:

Annual Income from Operations	Profit Sharing Percentage

$0 - $50 million	0%
$50 - $100 million	6%
$100 – $150 million	8%
Greater than $150 million	10%

In the second quarter, $12.1 million was accrued under the Corporation’s profit sharing plan and charged to Cost of Sales. For the six months ended June 30, 2004, the total amount accrued under the profit sharing plan was $14.4 million. Payments under the profit sharing plan must be made within 90 days of year end.

7.	Income taxes

The Corporation's effective income tax rate is higher than its statutory manufacturing and processing rate of 34% primarily due to a valuation allowance that has been taken against future tax assets arising in periods after the application of fresh start accounting.

Federal and Ontario non-capital loss carryforwards at June 30, 2004 are estimated to be nil and $174 million respectively, the benefit of which has not been recognized in the financial statements. The Corporation's estimate of non-capital loss carryforwards has not been reviewed by the Canada Customs and Revenue Agency and may be subject to change. Any future benefit recognized in respect of these non-capital losses will result in an increase to contributed surplus.

8.	Capital assets held for sale

The Corporation signed an agreement of purchase and sale dated September 2, 2003 for the sale of its tube manufacturing facilities. The proceeds from the sale were $12.5 million resulting in a gain of $0.3 million.

The Corporation had an agreement to sell some excess land. The proceeds from the sale were equal to the net book value of the assets of $1.7 million.

Both sales were completed in the first quarter of 2004.

9.	Subsequent event

On July 30, 2004, the Corporation reached agreement on the terms of new collective bargaining agreements with its unionized employees which include various wage and benefit improvements. The new agreements require the Corporation to make additional funding contributions totaling $40 million to the Company’s pension plans by August 15, 2004. The Corporation is also required to make advances to all employees in respect of 2004 profit sharing totaling approximately $30 million by August 15, 2004.

Algoma Steel Inc.
2004 Second Quarter Report	Page 12

CORPORATE AND INVESTOR INFORMATION

Corporate Head Office
Algoma Steel Inc.
105 West Street
Sault Ste. Marie, Ontario
P6A 7B4
Tel: 705-945-2351
Fax: 705-945-2203
Internet Address: www.algoma.com
E-mail Address: alglib@soonet.ca

Trustee, Paying Agent and Registrar
Share Transfer Agent	for 11% and 1% Notes
Computershare Trust Company of Canada	Wilmington Trust Company
Shareholders Services	Rodney Square North
100 University Avenue, 9th Floor	1100 North Market Street
Toronto, Ontario	Wilmington, Delaware
M5J 2Y1	19890
Tel: 800-564-6253	Tel: 302-636-6023
Fax: 514-982-7635	Fax: 302-636-4143